Issuer Free Writing Prospectus dated March 9, 2022

Filed Pursuant to Rule 433

Registration Statement No. 333-262442

Speaker Annotations to Investor Roadshow

The following is the text of a script read in a video presentation of Locafy Limited’s Investor Roadshow, which was filed separately on March 9, 2022 as an issuer free writing prospectus.

SLIDE 1 - Introduction

Thank you for taking the time to listen to Locafy’s IPO investment presentation. My name is Gavin Burnett and I am the founder and CEO of Locafy, a company that has developed and patented a local search SaaS technology platform. The result is that Locafy simply enables business owners to get found locally faster in online search.

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SLIDE 2 - Company Snapshot

The Locafy platform programmatically creates high performing landing pages that target products and services that our clients want to feature prominently in local search results. The landing pages are automatically interlinked, forming a micro directory of services which casts a digital network of highly optimized landing pages around their business location or service area.

The results generated by our landing pages in local search across multiple markets is helping drive customer acquisition and retention. Across a recent sample size of more than 20,000 deployed pages, Locafy achieved a Page 1 ranking on more than 50% of the pages and more than one third generated results in positions 1, 2 or 3. These top ranking pages are the most valuable real estate in search as they collectively generate approximately two thirds of all organic traffic.

Given the results being achieved in multiple markets, we believe Locafy is now primed for growth in what is a substantial market sector. We believe the Platform has several competitive advantages that provide our customers with time and cost benefits. One example is that our Platform automates many search engine optimization (SEO) tasks that would otherwise take weeks or months to complete, reducing both speed to market and costs for our customers.

Locafy has a subscription based recurring revenue model and has a sales team that targets both direct and channel partners. Our growth is being driven by the acquisition of channel partners in multiple markets including North America, Australia and the UK.

The market we are operating in is worth more than $1.3 Trillion annually, with business owners spending heavily to get found in online search to generate business. Globally there are more than 213 million businesses who are competing for customers in their local area and search is a key method of marketing to attract customers.

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SLIDE 3 - Experienced Board and Management

Locafy has an experienced board that has a track record of helping build businesses and achieve a successful exit for shareholders.

Chairman of the board, Collin Visaggio was formerly the CFO of TSX listed InterOil. Collin was instrumental in moving the listing to the New York Stock Exchange and later helped negotiate the sale of the business to Exxon Mobil for around US$2.6 Billion.

Myself, Gavin Burnett founded my first technology company in 1999 and was largely responsible for the growth which saw it make the Top 5 Fastest growing company in Australia two years running. While I exited out of the business prior to its listing on the ASX, the company continued to grow and was recently acquired by private equity for $233 million.

CFO Melvin Tan previously held senior financial roles with a global mining software company, which was acquired for around $360 million.

The management team is likewise experienced in the online search industry, including CTO David Penner who is an MIT educated Aeronautics and Astronautics Engineer who has overseen the development of the Locafy platform.

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SLIDE 4 - Evolution of Search: Why most businesses are invisible online

The way consumers search has changed considerably in recent times. For years, newspaper advertising and print directories were a key method of advertising to attract customers. Today, online search is something that most people will do to find products or services locally.

A business has essentially two choices to get found online - either pay for digital advertising or pay for search engine optimisation services. Business are estimated to spend around US$571B on digital advertising and around $773B on SEO services in 2022. Digital advertising is usually campaign based and temporary, whereas SEO involves optimizing the online presence of a business such as their website, business listings, Google My Business profile and promotional landing pages.

The problem for many business owners is that SEO is too difficult to understand and often too costly to implement. The current SEO solutions also typically take a long time to take effect and service providers are generally unable to rapidly adapt as search changes.

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SLIDE - 5 - Increasing online visibility is a multi-trillion dollar global market

At Locafy we understand that while consumers are increasingly using search engines to look for local products and services, they mostly don’t have a specific business in mind. Local search accounts for nearly half of all online searches, but what would potentially surprise many business owners is that 81% of consumers do unbranded search. What that means is they are simply looking for a thing and not a specific business to provide the thing.

And being at the top of search results is important because those higher rankings drive most of the organic traffic to websites and potentially leads to a new customer. Consumer studies have shown that more than 95% of consumers won’t go past Page 1 of search results. Instead if they don’t see what they are looking for they will re-type a new search rather than go to Page 2 of search results. The benefits to being at the top of search are clear - it drives sales. For example, mobile search alone influenced around $1.4 Trillion in sales last year alone.

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SLIDE - 6 - Increasing online visibility for customers locally where it matters.

How Locafy solves the problem of online visibility is through the automated production of landing pages that target specific products and services in a specific geographic area. We know that while a business is generally in a fixed location, its customers are all around them. The publishing of these landing pages is like placing a digital billboard on every street corner in the immediate proximity of the business location to promote products and services to consumers. In this example, we were asked by a Yellow Pages company to demonstrate our Platform’s capability. We were provided with the same business information as one of their customer’s business listings. We published that same content using our Platform, targeting 2 plumbing terms and 7 locations. In less than 30 days our pages were ranking higher than their listing pages for the same client. In fact, we achieved 13 out of the 14 pages on Page 1 and seven of those were in the Top 1,2 or 3 positions.

From our experience, the same solution can be applied to any business type in any market.

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SLIDE - 7 - Automation creates competitive advantages in speed, cost and scale.

Where we believe Locafy has a clear competitive advantage is the capability to automate the production of highly targeted landing pages for clients at scale. We optimize the landing pages for search engines programmatically, without having to do work which would otherwise need to be done manually. Following that logic, the larger the deployment the greater the advantage. We can ingest any type and amount of data to produce as many landing pages as there are combinations of keywords (products and services) and locations.

Perhaps one of the main reasons why our pages are rewarded by search engines is the speed at which they load. The landing pages are super fast loading with loads times typically 2x faster than 99% of all web pages. The page structure is optimized for search, including the automated publication of schema to all content. The landing pages can be seamlessly published to virtually any device that utilizes a browser and they are all securely hosted on AWS. The scale at which these highly optimized landing pages can be deployed is unprecedented. There is no practical limit to the volume of promotional landing pages that can be deployed.

Locafy’s CTO, David Penner will go into more detail after I have concluded the main presentation and take you through Locafy’s 8S framework that we apply to all our published pages and why the combination of these features delivers the results we are generating.

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SLIDE - 8 - Alternative solutions are more costly and take longer to impact.

Broadly there are three types of organizations that provide search engine optimisation services:

●	Enterprise - large media or technology companies
●	Digital Agencies - that would typically service dozens to hundreds of clients
●	Freelancers - who would typically service a handful of clients

At Locafy we believe that our competitive advantages can be segmented into 5 categories:

●	Scale
●	Set up time
●	Set up costs
●	Monthly costs
●	Time for effect

The Locafy solution takes minutes compared to potentially weeks or months for Enterprise, Digital Media or Freelancer services.

Locafy typically does not charge set up fees, whereas digital agencies and freelancers would typically charge thousands of dollars to set up an SEO solution.

Locaafy’s entry level premium product is $375 / month with no lock-in contracts. This would provide a customer with 50 landing pages plus a range of other SEO services. Enterprise solutions typically start at $500 and go upwards from there into thousands per month and digital agencies and freelancers would generally charge clients in the thousands per month for their services.

However, we believe that perhaps the greatest competitive advantage is the time for the pages to take effect and provide meaningful results for clients. Typically, SEO providers suggest 6-12 months for campaigns to take effect, whereas we regularly deliver results inside 30 days. We believe this is helping to drive partner and customer acquisition and retention.

However, what we have noticed is that the competitor landscape is converting our channel to market. We have experienced growth in our business through engaging digital agencies, SEO companies and in some cases Enterprise organizations as resellers of our local search solutions.

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SLIDE - 9 - Automation and performance fuels customer growth

The end result of our landing page deployments are proving to be highly effective. We sampled more than 20,000 live landing pages towards the end of 2021 and found that across an average network size of 72 landing pages, we were generating:

●	More than 50% Page 1 rankings for targeted keyword and location combination
●	More than a third of those landing pages were in positions 1,2 and 3

These results were achieved across multiple markets including North America, Australia, Europe and the UK.

What we have found is that this level of performance in a comparatively short period of time, compared to alternatives, represents an attractive solution for both channel partners who are using our technology as a local search solution for their clients, and the end customer themselves who are receiving the direct benefit. We automate many features that the channel partner would typically have to do manually, saving them both time and money, while delivering results that are meaningful.

One of our partners provided an independent review on Google that stated “It can do in minutes what would take an agency hundreds of hours.”

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SLIDE - 10 - Anticipated revenue growth based on subscription fee model

Locafy anticipates that its revenue growth will come through expanding the volume of channel partners that are reselling our solutions and through direct customer acquisition. The revenue we generate is largely driven by the volume of landing pages being deployed by customers.

Our revenue model is simple when viewed at a high level. Locafy is seeking to attract customers both via channel and directly. The target customers are a broad range of businesses that include home services, professional services, health, finance, hospitality and many other categories.

Each of those businesses are seeking to promote products or services to consumers in their local area. Each combination of those products and services and locations represents an individual landing page. On average our clients are deploying around 72 pages for their business. Customers may elect to increase the volume of pages to promote more products and services or reach more consumers in more locations.

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SLIDE - 11 - Anticipated revenue growth through channel partnerships

Locafy commenced the growth of its channel partners in the middle of 2021. What we have found is that Channel Partners typically have dozens to hundreds of customers and that the solutions we offer are typically at a price that is less than they could do the work themselves and the results are more effective in a shorter time period.

Looking at the example in the presentation, this is a Master Reseller who was engaged under an agreement to secure both channel partners via their business and direct customers as well. We can see that their progress each month is that they tend to add more resellers each month, each of whom then adds multiple clients each month.

In the other example of a reseller, we can see that they are adding customers at a steady pace each month and retain the existing clients they have sold. Both of these are examples of the type of growth we would expect from a partner that sells our solutions.

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SLIDE - 12 - 95.9% growth Year on Year to December 2021

The Australian financial year runs from July to June. In the Financial Year to June 30, 2021, Locafy generated in the order of $2.19m in revenue. In the half year to December 2021, the company generated around $1.795 million.

In addition, when comparing the two most recent December halves, Locafy has achieved 95.9% growth from December 20 to December 2021, largely driven by the growth in channel partners and the customers they have introduced.

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SLIDE 13 - Key Investment Highlights

In Summary, Locafy is primed for growth and our use of funds is largely for expansion of the sales and marketing teams in the key markets we operate.

The company has patented technology that we believe has many competitive advantages over alternative solutions, with particular emphasis on time and cost savings for customers, speed to market and time to take effect.

Locafy has an experienced management team and board of directors and we have established commercial foundations in key markets of North America, Australia, Europe and the UK.

We are revenue generating and have demonstrated growth of 95.6% Year on year to December 2021, where the revenue for the December half of 2021 of $1.8m, compared favorably to the previous entire financial year of around $2.1m.

We also have a globally scalable growth without corresponding cost increase.

Locafy operates in a market that is touched by most people…..97% of people who use online search look for local business.

While that concludes the main part of the presentation around the business, if you’d like to stay around for Locafy CTO David Penner who will take you through the 8S Framework of the platform and why the Locafy platform is generating the results we shared with you today.

INTRO:

Hello, I’m David Penner and I’m the CTO at Locafy.

As Gavin mentioned earlier in the presentation, at Locafy we created our platform on the theory that the Internet is upside down, which has driven some of our technology decisions and the ultimate creation of the Locafy platform.

Over many years our development team has been creating the Locafy Platform aiming to address the way that content can be published on the Internet in a fast, efficient and scalable manner. At the heart of the technology is a Content Management System (CMS) - however we believe what we have created is no ordinary CMS. The Locafy platform approaches website creation in a new way that we have now proven delivers meaningful results in local search

This system was conceived based on 3 guiding principles:

1.	Keep form separate from content.
2.	Be responsive and adaptive.
3.	Accept structured data from anywhere.

OVERVIEW:

While there are many views on what is important in SEO, at Locafy we have identified that there are 8 primary factors that result in a website delivering exceptional performance. These are:

1.	Speed - time for pages to load
2.	Schema - context for search engines on what the content on the page is about
3.	Seamless display across all device types
4.	Security of pages
5.	Structure of pages
6.	Synchronized content
7.	Speakable for voice search optimisation
8.	Scale of deployment to maximize reach

Locafy’s platform was built in a way that we believe we excel in all of these areas, which I will go through one at a time.

SPEED:

Speed of a webpage is universally accepted as one of, if not the most, important factors in evaluating the performance of a site. For conventional website development, there are hundreds of books that have been written on ways to improve the speed of your site. Not all of these methods are bad or incorrect, and we pay attention to all of them. However, there is a limit to how much a site can be optimized with conventional techniques.

To really make an advancement in this area, Locafy had to re-engineer how web pages are served from the ground up.

A typical web page or landing page will render a page from the top to the bottom. Because today’s modern landing page designs tend toward a single long scrollable page rather than multiple pages, this time can increase significantly as more content is added to the page.

Locafy’s patented method takes a different approach. We break up every single element on a page - whether it is text, an image, or a more advanced widget - and send each piece off simultaneously to be rendered all at the same time. When each element is finished, the pieces are stitched back together and sent all at once to the calling browser.

This type of parallel rendering means that the speed of your entire page is as fast as the slowest single element on the page. Your page loading speed will also not increase with the amount of content you have on it. You can have as much information as you want, and the speed of the site will not change.

Over time, the way speed is evaluated has also changed. It used to be that sites were considered fast when you got the first bit of information back, or “time to first byte”. Now, however, that is an outdated metric that is nowhere nearly as important as what’s called “time to interactive”. That is at the point where you can first interact with the whole page. Because our “parallel rendering” technique has the entire site ready is such a small fraction of what the sum of its parts would take, Locafy’s system excels at this very important speed indicator.

Plus, everyone loves it when a site just pops up ready to go! This makes for a great user experience.

SCHEMA:

Schema.org began about 11 years ago, and is a website that publishes guidelines for using structured data markup on web pages. Put simply, this is a standardized way to add code to a webpage that allows search engines and other sites and tools to understand and categorize the content you have on your page. More and more, search engines reward pages with schema rich content over those that do not have this structure.

For most other website development, adding schema is a manual process that takes additional development time, and requires ongoing maintenance as data changes.

At Locafy, we believe schema should be a standard part of every web page, and as such we have made the addition of it automatic for all our local landing pages. Our schema is auto generated in real time as a page is loaded from the content that is injected into the page. As a result, our schema exists right out of the box, and will require minimal, if any, maintenance as content changes.

SEAMLESS:

Previously I mentioned the importance of Locafy’s platform being “adaptive”. Being “seamless” is where the value of this principle becomes very apparent.

We live in a world with an ever changing and advancing array of devices being developed and used by consumers. Web developers early on found themselves in a position where they would need to create a specific “mobile” version of their website just to keep up with technology. Then there were tablets, which meant more development work. Then touch screens. Then watches. Soon glasses. And the list goes on.

Locafy’s platform was built with the intention of not having to serve outdated content to new devices. This is because of our “adaptive” approach.

The first thing that our servers do when a web page is requested is ask the question, “what kind of device are you?” Based on the answer to that, we will create a version of the website that is specifically tailored to that device. This means no huge images that a device doesn’t need. This means no widgets or controls that are too awkward for a mobile phone. Which all leads to faster loading times and no wasted bandwidth.

Most importantly though, it means that customers don’t need to worry about new devices that come out. Locafy handles that for them. When something new hits the market, we just instruct our servers on how they should handle that device on the backend, and every site on the platform will at once be compatible with it. It is in this sense that we consider our landing pages to be “future proof”.

SECURITY:

Serving web pages over the HTTPS protocol is not something Locafy considers optional. Most modern browsers actually now require this unless you want to see a whole bunch of nasty warnings! To that end, we have built our platform so that every domain that serves one of our sites has an SSL certificate automatically generated and applied, without any user intervention. It is our belief that security is not something that a customer should have to worry about, deal with, or pay extra for.

But it’s not just front end security that’s important to us. Our entire platform sits securely in its own VPC in Amazon Web Services. We employ 24/7 monitoring of our systems, and have daily backup snapshots taken of all of our data, that we also store securely in Amazon S3.

No matter where you look in the flow, from data storage to browser delivery, Locafy’s platform is both redundant and secure.

STRUCTURE:

In addition to speed and schema, the structure and layout of a webpage strongly impacts how well that page ranks on search engines for various keywords. This is not just making sure i’s are dotted and t’s are crossed with website development best practices. Locafy has developed its own set of proprietary techniques that have proven to be highly effective SEO strategies.

All of Locafy’s templates have been carefully laid out so that every element of our page structure is optimized for ranking, based on our research. This means that when a customer uses one of our themes, they don’t have to worry about or adjust these elements themselves. Their content is injected into our established themes and will meet all our internal SEO standards right out of the gate.

It is well understood that SEO techniques can be a moving target as algorithms change. At Locafy we are constantly innovating, evaluating, and updating our best practices, so that we can stay ahead of the game for page rankings. The advantage of a template driven system such as ours, is that if we find something that works better, or something that is no longer effective, we can update our source templates and have the changes automatically propagated to all of our customer sites, which reduces our maintenance compared to alternative solutions.

SPEAKABLE:

More and more, users are starting to depend on voice searches to find what they want online.

While this is an emerging trend and technology, we have found that we are well suited to appearing in voice search results for a few reasons:

1.	Every page we serve is mobile optimized, which is where the majority of voice searches occur
2.	Mobile voice search is 3 times more likely to be a local search, which is where Locafy excels
3.	Our schema is configured to automatically apply voice specific code to every page, which establishes our voice compatibility to search engines

SYNCHRONIZED:

At the core of the Locafy platform is our Content Management System. As I’ve mentioned, one of our core principles has always been to “accept content from anywhere”.

As a result of this, we are able to ingest content from our partners in any structured format they can provide, and organize it within our system. This means that people are able to push content to us via API, upload xml files to an FTP site, or simply point to a local Excel file. Wherever your content is, we can get it and make sense of it.

In addition to ingestion though, Locafy has a set of public APIs that would allow authorized 3rd parties to retrieve data from our central warehouse. This 2 way system of syndication opens up lots of different avenues partners can use to make sure that a client’s information is consistent across all their various properties on the internet.

Consistency like this builds credibility, and credibility leads to higher positions in search results.

SCALABLE:

The Locafy platform is hosted in a 100% cloud environment in AWS. Each technology we use, each server type, each data store, is designed to be indefinitely scalable as demand grows.

It is actually even simpler than saying “we can grow at the push of a button”, because there isn’t any button that needs pushing! Within our system monitors, we have established performance thresholds that will automatically trigger the creation of additional resources as necessary. For instance, if the CPU load on our renderers surpasses a certain percentage, the system will automatically create new cloud instances to help handle the load. If we receive a huge new block of content, we don’t need to be concerned with how much storage we have remaining on our database instances; the system will automatically allocate more cloud space as necessary.

Worrying about capacity, bandwidth, memory, storage, or CPU is a thing of the past for us. We are as scalable as the cloud is big.

OUTRO:

This 8S capability is the culmination of years of R&D, and engineering. Our patented technology and innovative mindset, combined with our rigorous spirit of testing and experimentation, has led us to the position we are now in - which are products and a platform that we believe are unlike any other.

So that concludes this presentation! Thank you all for your time and attention. Should you have any questions, please reach out to us and we’ll be more than happy to have a continuing conversation with you. Have a great day.